January 7, 2010
Via EDGAR
Mr. Jeffrey Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop•4 720
100 F Street
Washington, DC 20549

Re:	Overture Acquisition Corp. Registration Statement on Form S-4/A Filed December 30, 2009 We No. 333-163620
Dear Mr. Riedler:
     On behalf of Overture Acquisition Corp. (“Overture”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or the “Staff”) dated January 6, 2010 concerning the Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) previously filed on December 30, 2009. A marked version of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is enclosed herewith reflecting all changes from the Registration Statement submitted on December 30, 2009. Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 2. Clean and marked copies of this filing are being sent via hand delivery to Scot Foley.
     For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.
Form S-4/A
General
1.	We note your response to our prior comment 5. Please advise us if Overture can modify the current timetable to provide holders with additional time with which to make an investment decision, such as by expediting printing, distribution and dissemination, or providing internet and/or telephone voting up until the actual meeting time. We note, for example, that you have allocated the period between January 8 and the morning of January 12, more than three days, to make copies of the proxy statement/prospectus, and what appears to be an additional three days, from January 12 to January 15, to deliver such materials to American Stock Transfer & Trust and Broadridge for their distribution to holders of record and beneficial holders, respectively. In light of the information you provide in response to this comment, please advise us why you believe the time period provided to both warrant and shareholders is sufficient in order for them to make a reasonably informed investment decision.
Overture intends to hold its Extraordinary General Meeting of Shareholders at 10:00 a.m. on January 27, 2010 and its Special Meeting of Warrantholders immediately thereafter. Assuming the Staff clears comments on the preliminary proxy statement by Monday, January 11, 2010, it is anticipated copies of the definitive proxy statement would be printed by Tuesday, January 12, 2010 and delivered to American Stock Transfer & Trust Company (“American”) and Broadridge Financial Solutions on such date. On Wednesday, January 13, 2010, each of American and Broadridge will mail the proxy statements directly to their respective holders (American will mail proxy statements to holders of record and Broadridge will mail proxy statements to beneficial holders (as opposed to the holders’ brokers, such as Merrill Lynch)) on Wednesday, January 13, 2010 by Federal Express (to expedite delivery). Holders will receive the proxy statement on Thursday, January 14, 2010. We have allocated the period from January 8, 2010 through January 12, 2010 to “printing” because Broadridge will not obtain the results of its “broker search” (through which it obtains the list of street-name holders) until the end of the trading day on January 12, 2010 (as it takes three business days to obtain). As a result, no mailing can commence to street-name holders until Wednesday, January 13, 2010. Additionally, warrantholders and shareholders who hold their securities in “street name” through a broker or bank will have the option to authorize their proxies to vote their securities electronically through the Internet or by telephone, as discussed on Page 6 (and throughout) the proxy statement.
Once the Company is clear to file its definitive proxy statement/prospectus, the Company intends to file a Current Report on Form 8-K and issue a press release alerting securityholders to the availability of the definitive proxy statement/prospectus for review online at the SEC’s website.
Assuming the timing above, securityholders will have thirteen days to review the proxy statement/prospectus prior to the meeting; in a worst-case scenario, if the mailing is delayed for two business days to January 15, 2010 (and pursuant to Cayman Islands law requiring notice at least ten days prior to a meeting of shareholders), shareholders and warrantholders will have eleven full days to review such notice prior to the meeting. Accordingly, the Company believes such timing provides shareholders and warrantholders a sufficient amount of time to receive the information and vote on the proposals. It has been our observation that investors in SPACs are highly sophisticated investors which hold stock and/or warrants (in nearly every SPAC) and are keenly aware of the SPAC voting timeline. Morrow & Co., LLC, our proxy solicitor, has informed the Company at a typical SPAC meeting held to vote upon the business combination, approximately 96-99% of outstanding shares are voted.
2.	Please revise your disclosure to specify the date and time that street-name shareholders will have available internet and telephone voting procedures. Please also disclose the date and time DTC will be available to receive electronic transfers of shares from holders exercising redemption rights. Advise us why you believe the time period provided by such methods is sufficient in order for such holders to make a reasonably informed investment decision. In addition, for those holders exercising redemption rights, please advise whether Overture has considered providing an extended period for tendering shares, e.g. allowing delivery of shares up to several weeks following the closing of the transaction.

Shareholders holding shares in street-name will be able to vote electronically through the Internet or via telephone as of the day Broadridge commences mailing (expected to be January 13, 2010). American Stock Transfer & Trust Company will be able to receive shares through the Depository Trust System on the mailing date (expected to be January 13, 2010) and will accept shares until the meeting is convened on January 27, 2010. For the reasons set forth in Response No. 1, we believe this period of time is sufficient for securityholders to make a reasonably informed investment decision.
The Company has not considered extending the time period allowed for delivery of its shares because brokerage back offices have sufficient time to transfer the shares on behalf of their clients. The Staff is advised that shareholders do not transfer the shares, but sophisticated brokers and banks, acting in a fiduciary capacity, which are fully aware of SPAC timing requirements, transfer the shares to the transfer agent electronically in accordance with instructions from their client. Furthermore, we are aware of no SPAC that has allowed its stockholders such extended time period to deliver their shares for redemption and do not intend to offer any such “grace” period. Not only would such a period effectively provide highly-sophisticated investors with a free put option (i.e. if the shares trade lower, the holder would transfer on the last day of such period and if the shares trade up, they would sell the shares in the market) but it would provide an incentive to vote no (knowing if the transaction was approved, such investor could change his or her mind) and logistical issues (cancellation of all “No” shares without such shares actually being tendered). For all of the reasons stated above, and those relating to adequate time set forth in Response No. 1, the Company has no intention to consider allowing shareholders to tender their shares after the meeting.
3.	Your disclosure indicates that substantially all outstanding Public Shares and Public Warrants are held in street name and holders of such securities will have telephone and internet voting. Please quantify the percentage of outstanding Public Shares and Public Warrants that are not held in street name and provide more detail regarding the treatment of the holders of such shares who will not have such alternatives. Will they be provided a means to vote other than by mailing in their proxy card or showing up in person at the special meeting? Provide similar information with respect to those holders, if any, who will not be able to do electronic transfers with DTC in order to exercise their redemption rights. Please also advise whether there are any street-name holders who would not receive materials from Broadridge because, for example, such holders’ brokers do not have a distribution agreement with Broadridge. If so, have such brokers represented that they will expedite distribution of the proxy statement/prospectus to these street-name holders? If true, please advise as to the specific timing of such distribution and why you believe the time period provided is sufficient in order for such holders to make a reasonably informed investment decision.
We hereby advise the Staff that as of the record date, 14,999,999 of the 15,000,000 outstanding Public Shares (99.99%) and 15,000,000 of the 15,000,000 outstanding Public Warrants (100%) are held in street-name and will have access to Internet and telephone voting. The one (1) Public Share which is not held in street-name is held by Bulldog Investors, a highly sophisticated SPAC investor. Additionally, Bulldog holds approximately 33,399 shares in street-name and when it votes such shares, would know how to vote the certificated share. As a result of only one share out of 15,000,000 Public Shares not being held in street-name, no alternative means of voting will be provided. All holders of Public Warrants hold such warrants in street-name. For further clarification, the holders of the remainder of the Company’s capitalization (shares issued in a private placement prior to the IPO and the Private Warrants) are sponsors of the Company, each of which will be represented at the Extraordinary General Meeting of Shareholders and the Special Meeting of Warrantholders. We are not aware of any shareholders which could not deliver their stock through the Depository Trust System.
There may be a “minimal” number of street-name holders who do not receive materials from Broadridge. Morrow & Co. is in contact with the other brokerage processing companies and will deliver materials to such processing companies at the same time materials are delivered to Broadridge for mailing. These companies are aware of the expedited distribution schedule and will mail via Federal Express on January 13, 2010 (assuming we receive clearance from the Staff in accordance with Response No. 1).
4.	We note your response to our prior comment 10. If possible, please provide the high end range of the premium to market value you would be willing to pay to repurchase Public Shares, as well as the maximum number of Public Shares you would consider purchasing.
We added additional disclosure in Amendment No. 1 to the Registration Statement in response to Comment 84 set forth in the Staff’s letter dated December 24, 2009, which is consistent with the disclosure that was included in several of the recent proxy filings with the Staff including, but not limited to, United Refining Energy Corp., Camden Learning Corp. and Alternative Asset Management Acquisition Corp. In addition, we believe it is inadvisable for the Company to put a cap on the repurchase price with respect to the Public Shares as doing so would alert the market to what the Company is willing to pay, which would adversely affect its negotiating power. While we do not have a set maximum number of shares that we will repurchase, based upon the structure of the transaction, which requires a minimum of $100 million in trust at the closing of the transaction, and the maximum redemption amount permissible (i.e. $45 million), we do not currently intend to purchase in excess of $5 million of Public Shares at the per share trust amount.
Outside Front Cover Page of Prospectus
5.	We note your response to our prior comment 14 and the corresponding changes to your disclosure. Please also include similar language concerning the shareholders’ redemption and appraisal rights in the Notice of Extraordinary General Meeting of Shareholders of Overture Acquisition Corp.
We have added the following disclosure concerning the shareholders’ redemption and appraisal rights in the Notice of General Meeting of Shareholders of Overture Acquisition Corp:
You may vote against the Transaction and elect to have the Company redeem your Public Shares for a pro rata portion of the trust account into which a substantial portion of the net proceeds of the Company’s initial public offering were deposited. You should be aware that because the Company’s IPO prospectus did not disclose that funds in its trust account might be used, directly or indirectly, to purchase Public Shares other than from holders who have voted against the Business Combination Proposal and demanded that their Public Shares be redeemed for cash or that the Company may seek to amend the Warrant Agreement, each holder of Public Shares at the time of the Transaction who purchased shares in the IPO may bring securities law or common law claims against the Company for rescission or damages. No appraisal rights are available under the Companies Law (2009 Revision) of the Cayman Islands to the shareholders of the Company in connection with the proposed Transaction.

6.	We note your response to prior comment 15, but it does not appear that you have added a Question and Answer that addresses the conflicts of interest of the founders and directors. In addition, it does not appear that you have revised the risk factor on page 50, as indicated in your response letter. Please revise accordingly.
We have added the following Question and Answer on page 4 in the Question and Answer section to address the conflicts of interest of the Founders and directors.
Q: Do the Founders and Directors of the Company have any conflicts on interests in the Transaction?
A: The existence of the financial and personal interests of the Founders and directors of the Company may result in a conflict of interest. Pursuant to the Master Agreement, it is anticipated that Messrs. Hunt, Blazer and Lufkin will continue to serve as directors of the Company. In addition, Founders will receive warrants to purchase common stock of JNF, the parent of JNL and JNFAM, which would on a fully diluted basis represent approximately 10% of JNF. In addition, subsequent to the closing of the Transaction, the Company will be required to issue 2,812,500 Ordinary Shares to the Founders in three tranches if the average closing price of the Company’s Ordinary Shares equals or exceeds $12, $16 or $20, respectively. If the Transaction is not consummated, the 3,750,000 Founders’ shares that were acquired before the Company’s IPO for an aggregate purchase price of $25,000 would be worth a nominal value because the Founders are not entitled to receive any of the proceeds of the Company’s trust account with respect to such shares. In addition, if the Transaction is not consummated, the 4,380,000 founder warrants which were purchased by the Founders for an aggregate purchase price of $4,380,000 would expire worthless. Furthermore, if the Company liquidates and dissolves, Messrs. Hunt and Blazer will be liable to pay debts and obligations to vendors and other entities that are owed money by the Company for services rendered or products sold to the extent such creditors bring claims which would otherwise require payment from the trust account, but only if such vendors or entities did not execute a waiver. If the Company goes into liquidation and there are no funds remaining to pay the costs associated with the implementation and completion of such liquidation, the Company’s Founders have agreed to advance the Company the funds necessary to pay such costs and expenses and not to seek reimbursement for such expenses.
Additionally, we have added this disclosure to the risk factor entitled “The exercise of the Company’s directors’ and officers’ discretion...,” (page 49).
Questions and Answers About the Proposals for Company Warrantholders and Shareholders, page 1
“Why is the Company proposing the Transaction?” page 3
7.	Please modify your statement that your management team has a “track record of identifying market opportunities before they become commonplace” to make it clear this is a subjective statement based on your belief or, in the alternative, provide us with objective information in support of this statement.
We have added the disclosure on page 4 to indicate management believes the management team has a track record of identifying market opportunities before they become commonplace.
“Why is the Company proposing the Incentive Plan Proposal?” page 5

8.	It appears that the immediately preceding Question and Answer includes a sentence relating to the Incentive Plan that was intended to be included in this Question and Answer. Please revise.
We have revised the disclosure to move the relevant sentence to the Incentive Plan Q & A.
“What happens to the funds deposited in the trust account after consummation...?” page 7
9.	We note your response to prior comment 26. You estimate that the minimum and maximum amount available in the trust account for working capital and general corporate purposes after consummation will be $80,237,000 and $125,000,000, respectively. Given the balance in the trust account prior to the Transaction of approximately $150 million and the purchase price of $120 million, before any redemptions or transaction related expenses, your estimates do not seem correct. Please reconcile your disclosure with the information provided in the Unaudited Pro Forma Combined Balance Sheet on page 130 concerning the cash held in trust assuming no redemptions and the maximum amount of redemptions.
We have revised Amendment No. 2 (page 8) to provide the following disclosure.
If no shareholder exercises their redemption rights, we estimate that the amount available for working capital and general corporate purposes in Overture Re will be approximately $125,237,000 consisting of $26,737,000 of cash and $98,500,000 of liquid securities after consummation of the transaction ($26,737,000 + 98,500,000 = 125,237,000). If shareholders holding one share less than 30% of the public shares exercise their redemption rights, we estimate that the amount available for working capital and general corporate purposes in Overture Re will be approximately $81,228,000 consisting of $0.00 cash, $98,500,000 of liquid securities which is partially offset by $17,272,000 of borrowing against the portfolio reflected on the liability side of the Unaudited Pro Forma Combined Balance Sheet (98,500,000 — 17,272,000 = $81,228,000). These working capital amounts reflect the fact that $98,500,000 of liquid securities will be purchased as part of the $120,000,000 purchase price and portions of such securities can be sold/liquidated to meet any necessary capital requirements on an ongoing basis. In connection with consummation of the transaction, the trust account itself will be terminated as its purpose, to fund the acquisition of a business combination, will have been completed.
“Since the Company’s IPO prospectus did not disclose that funds in the trust account...?,” page 6
10.	Your proposed new disclosure in response to prior comment 27 is present on page 25 but not on page 6. Please revise your disclosure accordingly.
We have added the disclosure on page 8 to state that other than the Company’s IPO prospectus not disclosing that funds in its trust account might be used, directly or indirectly, to purchase Public Shares in order to secure approval of the Company’s shareholders for the Transaction or that the Company may seek to amend the Warrant Agreement, we are not aware of any other differences between the information provided in our IPO prospectus and this prospectus/proxy statement.
The Repurchase Amendment Proposal, page 23

11.	Your response to prior comment 39 does not summarize the reasons you recommend adoption of the proposal. Please revise your disclosure accordingly.
We have added the following disclosure on page 26 to summarize the reasons the Company is recommending the adoption of the Repurchase Amendment Proposal:
In summary, we are recommending the adoption of the Repurchase Amendment Proposal as we believe such purchases will assist the Company in obtaining a favorable vote with respect to the Transaction and therefore are in the best interests of those shareholders who will remain shareholders of the Company subsequent to the consummation of the Transaction.
We separately advise the Staff that this Proposal is required by Cayman Islands Law. The repurchase mechanism is common for all SPACs, however the US domestic SPACs don’t require a shareholder proposal and charter amendment to accomplish.
The Warrant Amendment Proposal, page 28
12.	Please include here the same discussion of concerns with dilution that you include on page 152 in the section entitled “The Warrant Amendment Proposal” when explaining your reasons for this proposal. In that regard, we note that the additional disclosure you have included in your summary in response to our prior comment 21 appears to be missing some text in the sentence “...in order to obtain shareholder approval of the Transaction will result in a transaction...” Please revise as necessary.
We have included the discussion of concerns with dilution on page 28 when explaining our reasons for the proposal. We also note that the additional disclosure in the summary on page 28 now correctly reads, “Based upon a review of other special purpose acquisition corporation business combination structures, the Company’s management believes that the terms of the public warrants must be restructured in order to obtain shareholder approval of the Transaction.”
Selected Historical Financial Information of JNL Carve Out, page 37
13.	Please refer to your response to comment 41. Given that you did not maintain a segregated block in 2005 or 2004 on a basis consistent with years 2006 through the present and had a different product mix and additional, unrelated lines of business in 2005 and 2004, we agree that the selected financial information related to 2004 and 2005 may not be relevant to potential investors. Please remove the selected financial information related to 2004 and 2005 from your tabular disclosure and instead include an explanatory paragraph clarifying why such information is not presented.
We have removed the selected financial information for 2005 and 2004. Our explanatory paragraph clarifying why such information is not presented is included on page 37 as follows:
The Company believes that the most relevant presentation of the historical financial information is on the carve-out basis presented in this prospectus/proxy statement. The Company has discrete historical financial information for the Reinsurance Block that can be easily segregated for years 2006 through the present. The Company did not maintain a segregated block in 2005 or 2004 on a basis consistent with years 2006 through the present and the Company had a different product mix and additional, unrelated lines of business in 2005 and 2004. Therefore the Company did not provide such selected financial information for 2005 and 2004.
Risk Factors, page 42
14.	We note your response to our prior comment 45 and your deletion of the risk factor regarding the possibility that your independent directors may decide not to enforce the indemnification obligations of your Founders. Please confirm that you have determined that this is not a material risk.
We hereby confirm that we have determined that the risk factor that was deleted is not a material risk.
“Public shareholders at the time of the Transaction who purchased their unit...” page 44
15.	We note your response to our prior comment 48. We believe that your risk factor continues to suggest that other differences exist between your IPO prospectus and this registration statement that have not been described in the Form S-4. Please either specify all of the aspects and matters which were not described in the IPO prospectus or eliminate references to “several aspects” of the Transaction “and “the other matters” that “include” the two differences between your IPO prospectus and this registration statement. In addition, you should affirmatively state that the differences specified in the risk factor are the only ones of which you are aware.
We have amended our risk factor entitled “Public shareholders at the time of the Transaction who purchased their unit...” to affirmatively state that the differences between the IPO prospectus and this registration statement that is specified in this risk factor are the only differences which we are aware of. The risk factor now reads:
There are two aspects of the Transaction as described in this proxy statement/prospectus which were not described in the prospectus issued by the Company in connection with its IPO. First, that the funds in the trust account might be used to purchase shares from shareholders of the Company who have indicated their intention to vote against the Transaction and redeem their shares for cash, and second, the amendment of the Warrant Agreement. Consequently, the Company’s use of funds in the trust account to purchase shares of shareholders who have indicated their intention to vote against the Transaction or the Company’s amendment of the Warrant Agreement might be grounds for a shareholder who purchased shares in the IPO, excluding the Company’s Founders, and still held them at the time of the Transaction without seeking to redeem them for cash, to seek rescission of the purchase of the shares such shareholder acquired in the IPO. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. The rescission right and corresponding liability will continue against the Company after the Transaction. If the Company is required to pay damages, its results of operations could be adversely affected. These differences between this proxy statement/prospectus and the prospectus issued by the Company in connection with its IPO are the only differences which we are aware of.
“The Company’s officers and directors and certain affiliates may have a conflict of interest...,” page 45

16.	We note your response to prior comment 47 and the corresponding revisions to your disclosure. Please include the estimated value of the warrants in your next amendment, as you have done in your response letter.
We have included the estimated value of the Class A and Class B Warrants on pages 44 and 45.
“Policyholders may voluntarily terminate the policies...,” page 52
17.	We note your response to prior comment 50 and your revised disclosure in the immediately succeeding risk factor concerning policy lapses. Please provide disclosure about the historical surrender history for the Block in this risk factor. In addition, if the rates of lapse and surrender for the Block are not customary for the industry, have experienced significant swings since 2006, or if the rates of lapse and/or surrenders were significantly different than JNL’s assumptions when pricing them, please disclose this in both risk factors.
We have added the requested disclosure to the relevant risk factor on page 52. In addition, we respectfully submit to the Staff that the rates of lapse and surrender for the block are customary for the industry, the block has not experienced significant swings since 2006 and the rates of lapse and surrenders were not significantly different from JNL’s assumptions when pricing them. Therefore no additional information would need to be provided to the risk factor.
The Business Combination Proposal, page 81
Background of the Transaction, page 82
18.	It does not appear that you have included the actuarial studies and analysis performed by Milliman on JNL in your supplemental materials. Please provide these to us.
We have attached hereto as supplements such documents on a confidential basis. Please note that these documents pertain to JNL in its entirety, as of September 30, 2009, with no reinsurance adjustments. Also please note, as we have elaborated in our response to Item 19 below, the Company did not intend to imply that the Company relied upon the analysis of the third party advisor and we have deleted reference to the specific analysis provided by such third party advisor from the proxy statement/prospectus.
19.	With respect to Milliman’s appraisal, please provide the information required by Items 4(b) of Form S-4 and 1015(b) of Regulation M-A. In addition, please describe when the Milliman appraisal was commissioned, how much you paid to Milliman and what instructions and/or limitations, if any, were given to Milliman in connection with its analysis. Please file a consent by Milliman to be named in the registration statement or explain why no such consent is necessary.
To further elaborate on the above referenced disclosures included in the Company’s December 30, 2009 response letter, the Company did not intend to imply that the Company relied upon the analysis of a third party advisor, referenced in such disclosure, in determining the merits of the transaction. The Company’s management reviewed the third party analysis to assist them in determining that the consideration to be paid for the Transaction was fair, and in the best interest of the Company and its shareholders. The Company takes full responsibility for the resulting determinations made by its management. The Company’s management did not solely rely on the work of the third party advisor, and therefore does not believe that it was required to obtain the consent of the third party to satisfy the requirements of Items 4(b) of Form S-4 and 1015(b) of Regulation M-A. Further, the Company is contractually obliged not to rely upon the analysis provided by the third party advisor and not to disclose the identity of the third party advisor. We have deleted references to the analysis provided by the third party advisor from the proxy statement/prospectus.
20.	We note your response to comment 58. In addition the revised disclosure you have provided, please specify the change in the valuation of JNF’s assets which Mr. Smilow indicated had materially improved between year-end 2008 and September 21, 2009.
We have amended our disclosure to state the following on page 85.
The change in valuation of JNF’s assets which Mr. Smilow indicated is the $13 million increase in book value reflected in the GAAP equity increase from $37 million on December 31, 2008 to $50 million on September 30, 2009. The primary driver for this increase in value was the change in accumulated other comprehensive (loss) income on balance sheet which went from an unrealized loss of $15 million on December 31, 2008 to an unrealized loss of $1 million on September 30, 2009 resulting from the improved market value of JNL’s fixed income portfolio.
21.	Please disclose the extent of the services provided by Credit Suisse to the Company under its advisory agreement. In addition, please provide us with copies of any materials prepared by Credit Suisse in connection with its presentation to the Overture Board of Directors at the board meeting of December 6, 2009 at which the board approved the execution and delivery of the Master Agreement and the Transaction.
We have revised the language on page 82 to add the following disclosure:
Pursuant to the agreement between Credit Suisse and the Company, Credit Suisse agreed to assist the Company in: (a) identifying and introducing the Company to a management team to execute a reinsurance strategy, (b) developing a strategy to effect a transaction, including financing alternatives, and (c) coordinating and preparing for meetings with investors, including assistance in identifying potential investors, and assistance in the preparation and review of materials for investor meetings. In addition, Credit Suisse agreed to, at the Company request, meet with its board of directors to discuss a proposed transaction and its financial implications and provide such other assistance as the Company and Credit Suisse may from time-to-time reasonably agree.
Please be advised that Credit Suisse did not provide any supplementary materials to the board of directors of Overture in connection with its presentation at the December 6, 2009 meeting.
Opinion of Houlihan Smith & Company. Inc. Financial Advisor to Overture, page 108
22.	We note your response to prior comment 65. Please revise your disclosure to include this statement.

We have amended our disclosure on page 107 to state that Houlihan Smith received neither specific instructions nor any scope limitations from the Board of Directors.
Comparable Company Analysis, page 111
23.	In your response to prior comment 68, you indicate that you have revised the registration statement to describe Houlihan Smith’s methodology in selecting eighteen public companies with highly disparate market capitalizations. However, this disclosure does not appear to be reflected in your disclosure. Please revise accordingly.
We have amended the disclosure on page 110 to incorporate the requested changes and provide the requested disclosure.
24.	We note your response to prior comment 69 and the corresponding revisions to your disclosure. In addition to the disclosure you have provided, please specify JNL Bermuda’s projected book value and year two earnings the first time these terms are used, in the sentence at the top of page 112 that begins “Houlihan Smith calculated the product of JNL Bermuda’s projected book value and year two earnings...”
We have amended the disclosure on page 111 to incorporate the requested changes and provide the requested disclosure.
Comparable Company Analysis, page 112
25.	We note your response to prior comment 71, but it does not appear that you have clarified the nature of the three comparable transactions that were identified. Please revise accordingly.
We have amended the disclosure on page 112 to incorporate the requested changes and provide the requested disclosure.
Anticipated Accounting Treatment, page 124
26.	Please refer to your response to comment 76. Please define the terms “forward acquisition” and “amalgamated” in an appropriate section of your document.
In response to your comment we have defined “amalgamation” on the cover page and have defined “forward acquisition” on page 124, in the section entitled Anticipated Accounting Treatment.
Unaudited pro forma combined financial information, page 126
27.	Please include an explanatory paragraph describing what the column “Adjusted JNL Carve Out” represents. Explain the relationship between the amounts presented in the unaudited pro forma financial information and “The Block” as defined in your document.
Please see the revision to page 126 defining the block and the explanatory paragraph for the column “adjusted JNL Carve Out” added to pages 127 to 130.

Note T, page 134
28.	Please revise to disclose the estimated nature and amounts of general and administrative expenses on an on-going basis, including estimated executive compensation.
We have revised Note T on page 134 to read:
The following table reflects the General and Administrative expenses estimated to be incurred by Overture on an ongoing basis as a result of the formation of Overture Re and its ongoing business obligations. These costs would be independent of the size of any redemption of Company shares as part of this transaction.

	YTD	Year Ended
	September 30 2009	December 31 2008
Operations/Infrastructure & Technology	$281	$375

Legal/Audit/Compliance	1,444	1,925

Finance	1,013	1,350

Executive/Human Res./Administrative	1,286	1,715

General and Administrative	$4,024	$5,365

Estimated executive compensation within these amounts is estimated to be $1,875 and $2,500 for Year to Date September 30, 2009 and Year Ended December 31, 2008, respectively.
Management’s Discussion and Analysis of Financial Condition and Results of Operation of JNL Carve Out, page 175
29.	Please disclose annuity surrenders and insurance policy lapses by line of business and in total, and discuss and analyze trends in annuity surrenders and insurance policy lapses in relation to prior years and historical levels. Please refer to Item 303 (3) of Regulation S-K.
Please see the additional MD&A disclosure on page 176, and as follows:
Policyholders of the JNL carve out block may voluntarily terminate the policies (such voluntary termination by a policyholder is called a “surrender”). Withdrawals from fixed annuity policyholder accounts, which primarily consist of surrenders, were $50,194, $64,762, and $72,514 during 2008, 2007 and 2006, representing between 10 and 15% of account value each year. Such withdrawals are funded by proceeds from sales of investments from the JNL carve out block’s investment pool, upon which there is investment risk to JNL. Withdrawals from variable annuity policyholder accounts were $138,938, $131,519 and $103,477 during 2008, 2007, and 2006, representing between 16% and 18% of account value each year. Such withdrawals are funded directly by sales of the underlying mutual fund investments in a separate account, upon which there is no investment risk to JNL and all such risk is assumed by the policyholder. Historical withdrawals as a percent of account value have remained consistent and management anticipates a similar pattern in the future.

Liquidity and Capital Resources, page 182
30.	You disclose that no investing or financing activity is disclosed in the JNL carve out cash flows. However, you disclose investing and financing activity in your revised cash flow statements in response to our prior comments. Please revise to disclose the reasons for fluctuations in your investing and financing cash flows.
The JNL cash flows from operations from the Block are primarily driven by allocated investment income and policyholder fee income less general and administrative expenses. This activity is included in the cash flow statement as a component of “net income (loss)”. Cash provided by operating activities was $15,572, $16,433 and $17,765 for the years 2008, 2007 and 2006, respectively and $11,334 and $11,617 for the nine months ended September 30, 2009 and 2008, respectively.
The JNL carve-out block does not contain investments, as the reinsurance agreement with Overture Re is modified coinsurance allowing JNL to continue to hold and manage the assets of the Block. However, a component of Due from JNL includes cash provided by or used in investing activities related to the assets backing the Block. Included in Due from JNL were cash provided by (used in) investing activities of $(413), $38,891, and $42,959 for the years 2008, 2007 and 2006, respectively and $14,605 and $(2,221) for the nine months ended September 30, 2009 and 2008, respectively. A nominal amount of cash was used in 2008 compared to more substantial cash provided during the nine months ended September 30, 2009 and years 2007 and 2006 from investing activities due to less cash required to fund withdrawals from policyholder accounts and larger deposits to policyholder accounts in 2008. This 2008 activity reflected policyholder response to the overall economic volatility and disruption, with fewer withdrawals and more deposit allocations to fixed accounts.
Cash used in financing activities reflects deposits to policyholder accounts, a source of cash, net of withdrawals from policyholder accounts, a use of cash. Cash used in financing activities was $15,159, $55,324, and $60,724 for the years 2008, 2007 and 2006, respectively and $25,939 and $9,396 for the nine months ended September 30, 2009 and 2008, respectively. The decrease in cash used in financing activities during 2008 reflected policyholder response to the overall economic volatility and disruption, with fewer withdrawals and more deposit allocations to fixed accounts.
Carve-Out financial statements of the Fixed and Variable Annuity Block of Jefferson National Life Insurance Company at December 31, 2008
Carve-out Statements of Cash Flows, page F-28
31.	Please present the cash flows associated with the “Change in Due from JNL” on a gross basis.
Please see the revised statement of cash flows on F-28 and F-51.
Notes to Carve-Out Financial Statements
(a) Basis of presentation, page F-29

32.	Please refer to your response to comment 100. It is not clear whether the investments held by JNL that relate to the variable annuity policies can be easily segregated from the general account assets of JNL. Please revise your disclosure to clarify how variable annuity policies are segregated from the total investments held by JNL.
Assets supporting variable annuity policies are maintained in separate investment portfolios which are segregated from the general account assets of JNL and are presented in the carve-out Block financial statements as separate account assets. The separate account assets are generally not subject to claims that arise out of any other business of JNL. Investment risks associated with market value changes are borne by the customers.
We have revised the disclosure in note 2(a) on F-29 and note 2(a) on F-52 to include the above.
33.	Please refer to your response to comment 103. Please disclose the nature of the investments held by JNL as follows:
•	Provide the SFAS 157 disclosures for each investment asset class;
•	The amortized cost and fair value of the investment portfolio by credit rating;
•	The contractual maturities or duration of the investments;
•	Industry or regional investment concentrations;
•	Exposure to loss from sub-prime investments; and
•	The expected percentage to be reinsured for each investment asset class or in total with an explanation as to why you can not estimate the amount to be reinsured by investment asset class.
The investments that will transfer from JNL to the Modified Coinsurance Funds Withheld Trust as part of the reinsurance of 90% of JNL’s fixed annuities will be composed primarily of investment grade fixed income securities (Treasuries, governments, corporate bonds, MBS, ABS and CMBs). It is expected the relative proportions of these investment asset classes of investment grade securities in this newly established portfolio will be generally similar to those that exist in JNL’s current general accounts portfolio, however, it is difficult to establish expected percentages at this time because:
•	As mentioned in the proxy on page F-29, JNL did not historically maintain these investments, attributable to the fixed annuity policies, separately from other general account assets;
•	By closing, JNL will need to segregate for itself assets from the pooled general accounts to specifically support fixed annuity products not covered under this reinsurance treaty, specifically, pay-out annuities;
•	There may be a cash component in the assets transferred under the reinsurance treaty depending upon the liquidity needs of JNL, which would reduce the securities needed;
•	The amounts will be based upon outstanding principal, market prices and market values at closing in January 2010;
•	Prepayments — especially on some of the mortgage and mortgage-related assets - will be received in January prior to closing. This will change some of these balances (MBS normally distribute prepayments around the 25th of the month) and could increase cash available.

Certain investment asset classes of JNL will not be considered for assets under the reinsurance treaty: common stock, non-investment grade securities, mortgage loan trusts, mortgage loans on real estate, and policy loans.
Additionally, investments currently used by JNL as collateral for borrowings for JNL — which currently includes only residential MBS — cannot be used for assets under the reinsurance treaty. We have added the additional disclosures related to JNL’s investments in note 7 on F-40 and in note 7 on F-62.
     The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Douglas S. Ellenoff, Esq. or Sarah Williams, Esq., each at (212) 370-1300.
Very truly yours,
Ellenoff Grossman & Schole LLP
cc: Marc Blazer
John W. Hunt